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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed


811-4416                                                                              Nov 30, 2002
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Armada Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      One Freedom Valley Drive, Oaks, PA 19456
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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY
1.  All items must be completed by the investment company.
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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


March 15, 2003

We, as members of management of the Armada Funds and The Armada Advantage Fund ("the Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2002, and from May 31, 2002 through November 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002 and from May 31, 2002 through November 30, 2002 with respect to securities reflected in the investment accounts of the Funds.

Sincerely,


/s/ Robert Arnold
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Robert Arnold
National City Bank



/s/ Michael Nanosky
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Michael Nanosky
National City Bank






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                        Report of Independent Accountants


To the Board of Trustees of
Armada Funds and The Armada Advantage Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Armada Funds and The Armada Advantage Fund (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of November 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2002, and with respect to agreement of security purchases and sales, for the period from May 31, 2002 (the date of our last examination) through November 30, 2002:


- Confirmation of all securities held by institutions in book entry form by the Depository Trust Company, the Federal Reserve Bank of Boston, and Union Bank of California;

- Confirmation of all such securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the National City Bank (the "Custodian");

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

- Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Armada Funds and The Armada Advantage Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 30, 2002, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Armada Funds and The Armada Advantage Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                           /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
March 15, 2003